Exhibit 11

XATA CORPORATION

EARNINGS PER SHARE
Three and Six Months Ended March 31, 2005

	Three Months	Six Months
	Ended	Ended
	March 31, 2005	March 31, 2005
BASIC AND DILUTED COMPUTATION

Net loss	$(1,549,833)	$(2,543,673)
Less: preferred stock dividend	(41,753)	(82,122)

Net loss as adjusted	(1,591,586)	(2,625,795)

Weighted average shares outstanding	7,171,870	7,151,214

Basic and diluted loss per share	$(0.22)	$(0.37)

BASIC AND DILUTED COMPUTATION LOSS TO COMMON SHAREHOLDERS

Net loss	$(1,549,833)	$(2,543,673)
Less: preferred stock dividend	(41,753)	(82,122)
Less: preferred stock deemed dividend	—	(110,202)

Net loss to common shareholders	(1,591,586)	(2,735,997)

Weighted average shares outstanding	7,171,870	7,151,214

Basic and diluted loss per share	$(0.22)	$(0.38)